----------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------


                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 15)
                           ----------------------

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                            275 BROADHOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 844-1004

               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Person)

                                  Copy to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x]   third-party tender offer subject to Rule 14d-1.
    [ ]   issuer tender offer subject to Rule 13e-4.
    [ ]   going-private transaction subject to Rule 13e-3.
    [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


               This Amendment No. 15 (this "Amendment No. 15") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

               On May 15, 2000, North Fork filed Amendment No. 3 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated May 15, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(20) and (a)(2), respectively.

ITEM 11.       ADDITIONAL INFORMATION.

               Item 11 of the Schedule TO is hereby amended and supplemented as follows:

               On June 27, 2000, North Fork issued a press release announcing that it was extending the expiration date of the Offer until 12:00 midnight, New York City time, on July 31, 2000. A copy of the press release is filed herewith as Exhibit (a)(24) and the information set forth in the press release is incorporated herein by reference. North Fork anticipates receiving a final determination from the Federal Reserve Board with respect to North Fork's application for approval of the Offer by the middle of July, without objection by the United States Department of Justice.

               As previously announced, North Fork is soliciting proxies from Dime stockholders to withhold authority for each of Dime's five nominees for election to the Board of Directors of Dime at the 2000 Annual Meeting of Stockholders of Dime to be held at Chelsea Piers, Pier 60, 23rd Street and Hudson River, New York, New York, on July 14, 2000 at 10:00 a.m. North Fork's definitive proxy statement on Schedule 14A with respect to that solicitation was filed on June 9, 2000 and is incorporated by reference herein as Exhibit (a)(25) hereto.


ITEM 12.       EXHIBITS.

               Item 12 is hereby amended and supplemented as follows:

(a)(24)        Text of press release issued by North Fork on June 27, 2000

(a)(25) Proxy Statement, dated June 8, 2000, with respect to North Fork's solicitation of proxies in connection with the 2000 Annual Meeting of Stockholders of Dime Bancorp, Inc. (incorporated by reference to North Fork's Definitive Proxy Statement on Schedule 14A filed on June 9, 2000)


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2000

                                    NORTH FORK BANCORPORATION, INC.


                                    By: /s/ Daniel M. Healy
                                        -----------------------------
                                        Name:  Daniel M. Healy
                                        Title: Executive Vice President and
                                               Chief Financial Officer



                               EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
--------       -----------

(a)(24)        Text of press release issued by North Fork on June 27, 2000

(a)(25) Proxy Statement, dated June 8, 2000, with respect to North Fork's solicitation of proxies in connection with the 2000 Annual Meeting of Stockholders of Dime Bancorp, Inc. (incorporated by reference to North Fork's Definitive Proxy Statement on Schedule 14A filed on June 9, 2000)